

October 15, 2010

Gus Rahim
Chief Financial Officer
Cellteck, Inc.
417 Exeter Road
London, ON N6E 2Z3 Canada

      Re: Cellteck, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Forms 10-Q for Fiscal Quarters Ended March 31, 2010
              and June 30, 2010
              File No. 000-53246

Dear Mr. Rahim:

      We have completed our review of your filings and do not have any further comments at this time.

                       Sincerely,

                       Brian R. Cascio
                       Accounting Branch Chief